São Paulo, January 6, 2017.

To

Brazilian Securities and Exchange Commission (CVM)

Rua Sete de Setembro, 111, 33th floor

Centro, Rio de Janeiro – RJ

For the Attention of: Manager of Corporate Oversight 2

Guilherme Rocha Lopes

Ref.: Official Inquiry Letter Nº 12/2017/CVM/SEP/GEA-2

Dear Sirs,

We hereby present our position on the news item published on the Reuters Brasil portal under the headline "EXCLUSIVE - BRF seeks IPO of halal food unit by early April, sources say", published on January 5, 2017, as requested in your Official Inquiry Letter Nº 12/2017/CVM/SEP/GEA-2, transcribed below.

First of all, it should be pointed out that, in reply to the Official Inquiry Letter sent by the CVM, disclosed on July 25, 2016 through an Announcement to the Market, the Company informed the market that it was studying strategic alternatives for its project to speed up the expansion and growth of Sadia Halal (currently called OneFoods). The market was informed on June 30, 2016 that approval had been given for its founding. In this same Announcement, the Company stated that these alternatives included the possibility of investments being undertaken by third parties, which could occur through a private placement, such as an Initial Public Offering (IPO), but that no decision had yet been taken internally on the subject that would justify any disclosure.

On November 8, 2016, the Company continued its policy of disclosing information and published a new Announcement to the Market in which it stated that it had formalized the process of hiring investment banks to advise the Company over potential investments to be made by third parties in OneFoods.

This means that since July 25, 2016, it has been widely known on the market that an initial public offering of OneFoods shares could be made, amongst other alternatives.

Finally, on January 4, 2017, the Company issued an Announcement to the Market informing it of the start of operations by OneFoods and reiterating that it would continue to examine strategic alternatives for the halal business that would allow its potential expansion, whether in markets where it currently operates or in new markets not yet served by the Company.

Having made these important explanations, the Company reiterates that an undertaking of an IPO for OneFoods is under consideration, and that it may occur in London Stock Exchange. The Company, however, considers other alternatives, such as a private placement. Nevertheless, at the present time, no Board of Directors’ approval has been made. Please note that, within the terms of the Company Bylaws, it is the responsibility of the Board of Directors to approve the issue of securities by any of its subsidiaries, as is the case with OneFoods.

Therefore, at this moment, no important decision has been taken that has not been disclosed to the market. The Company will keep the market informed of any relevant developments related to this matter, within the terms required by the applicable regulations.

Yours sincerely,

José Alexandre Carneiro Borges

Chief Financial Officer and Investor Relations Director

“Subject: Request for an explanation of a news item published in the media

Dear Director,

We refer to a news item published on the Reuters Brasil portal on 05/01/2017, under the headline "EXCLUSIVE − BRF seeks IPO of halal food unit by early April, sources say", which contains the following information:

EXCLUSIVE −  BRF seeks IPO of halal food unit by early April, sources say

Thursday, January 5, 2017 12:42

By Guillermo Parra-Bernal and Tatiana Bautzer

SÃO PAULO (Reuters) BRF SA, the world's largest poultry exporter, wants to raise about $1.5 billion from the sale of a 20 percent stake in a subsidiary focused on the halal processed food market via an initial public offering, two people with direct knowledge of the plan said on Thursday.

São Paulo-based BRF expects the pricing of the One Foods Holdings Ltd's IPO by late March or early April, depending on market conditions, said the sources. BRF, a Brazilian behemoth created through the merger of two rivals in 2009, is likely to pick London as the listing place for One Foods, they added.

Proceeds could be used to help propel the expansion of One Foods into Asian Muslim nations. One Foods, which operates ten plants and has 15,000 employees, already controls 45 percent of the poultry market in Saudi Arabia, United Arab Emirates, Kuwait, Qatar and Oman.

One Foods was formally launched as a standalone company this week, underscoring BRF's wish to expand in the buoyant market independently from other regions. The market for halal meat, which complies with Muslim dietary rules, could grow to $60 billion by 2020.

Shares of BRF gained as much as 1.6 percent to 49.68 reais on Thursday, cutting losses to 8.4 percent over the past 12 months. Banco BTG Pactual's trading desk said in a note that a One Foods IPO would help BRF "unlock a lot of value."

BRF has hired the investment-banking units of Bank of America and Morgan Stanley to underwrite the IPO, with Citigroup acting as an adviser, the sources said.

None of the companies had a comment.

Both BRF and the banks dropped the idea of a listing in the United Arab Emirates, where One Foods is based, the sources said.

According to one source, BRF estimates One Foods has an enterprise value close to $6.5 billion. Enterprise value includes market capitalization, debt, minority interest and cash.

(Additional reporting by Paula Arend Laier)

In relation to this, we require a declaration from you on the accuracy of the statements published in the news item, particularly the parts underlined, as well as the reasons why you believe they did do not require a Material Fact announcement within the terms of CVM Instruction Nº 358/02.

This declaration should include a copy of this Official Inquiry and be sent to the IPE System (Sistema IPE), “Communication to the Market” category, “Answers to CVM/BOVESPA questions”.

We would point out that, within the terms of article 3 of CVM Instruction Nº 358/02, the Investor Relations Director is responsible for disclosing and communicating to the CVM and, should it be the case, the stock exchange and organized over-the-counter market in which the company´s shares are traded, any material act of fact that has occurred or is related to its business, as well as to ensure that this information is widely and immediately disclosed, simultaneously in all markets where the shares are traded.

We would also remind you of the obligation stated in the single paragraph of article 4 of CVM Instruction Nº 358/02, related to the questioning of the managers and controlling shareholders of the Company, along with all and other persons with access to material acts or facts, with the aim of  determining whether these persons had any knowledge of information that should be disclosed to the market.

In conclusion, we would draw the Company´s attention item 4.1 of OFFICIAL CIRCULAR entitled OFÍCIO-CIRCULAR/CVM/SEP/Nº 02/2016 which states that “should a news item appear in the press involving information that has still not been disclosed by the issuer, through this IPE Module of the Empresas.NET System or news be published that adds new information to what has been disclosed, it is the responsibility of the company´s management, particularly its Investor Relations Director, to analyze the potential impact of the news on trading  and, should it be the case, make a statement immediately on the referred news through the PE Module of the Empresas.NET System and not only after receiving an inquiry from the CVM or the BM&FBOVESPA”.

By order of the Corporate Oversight Superintendence – SEP, we warn that this administrative authority has the powers, under its legal attributions and, based on clause II, of article 9, of Law Nº 6.385/1976, and article 7 copied with article 9 of CVM Instruction Nº 452/2007, to impose a punitive fine, of R$ 1,000.00 (one thousand Reais), regardless of other administrative sanctions, should this present official inquiry letter, now also sent by e-mail, not be answered within  1 (one) working day.